--------------------------------------------------------------------------------



                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              --------------------


                                    FORM 11-K/A


[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934 (No Fee Required)

For the fiscal year ended December 31, 1999


                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 (No Fee Required)

For the transition period from ___________ to ________________




                         Commission file number 1-13647
                              --------------------



                    DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.
                            RETIREMENT SAVINGS PLAN
                             5330 East 31st Street
                            Tulsa, Oklahoma  74135
                   (Full Title and the Address of the Plan)



                      DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.
                              5330 East 31st Street
                              Tulsa, Oklahoma 74135
             (Name of Issuer of Securities held Pursuant to the Plan
               and the Address of its Principal Executive Office)





--------------------------------------------------------------------------------

                              REQUIRED INFORMATION
                              --------------------


      The following financial statements for the Dollar Thrifty Automotive Group, Inc. Retirement Savings Plan (the "Plan") are included herein:

      1. An audited statement of net assets available for benefits as of the end of each of the fiscal years ended December 31, 1999 and 1998.

      2. An audited statement of changes in net assets available for benefits for the fiscal years ended December 31, 1999, 1998 and 1997.

DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.
RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------
                                                                            PAGE

INDEPENDENT AUDITORS' REPORT                                                   4

FINANCIAL STATEMENTS AS OF DECEMBER 31, 1999 AND 1998 AND FOR THE
 YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997:

   Statements of Net Assets Available for Benefits                             5

   Statements of Changes in Net Assets Available for Benefits                  6

   Notes to Financial Statements                                          7 - 10

SUPPLEMENTARY SCHEDULES AS OF AND FOR THE YEAR ENDED
   DECEMBER 31, 1999:

   Schedule G - Schedule of Nonexempt Transactions                            11

   Schedule H Line 4i - Schedule of Assets Held for Investment
    Purposes at End of Year                                                   12

   Schedule H Line 4j - Schedule of Reportable Transactions                   13

SIGNATURES                                                                    14

INDEX TO EXHIBITS                                                             15

INDEPENDENT AUDITORS' REPORT


To Dollar Thrifty Automotive Group, Inc.
   Retirement Savings Plan
Tulsa, Oklahoma:

We have audited the accompanying statements of net assets available for benefits of the Dollar Thrifty Automotive Group, Inc. Retirement Savings Plan (the "Plan") as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years ended December 31, 1999, 1998 and 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the years ended December 31, 1999, 1998 and 1997 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1999 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



DELOITTE & TOUCHE LLP

Tulsa, Oklahoma
June 22, 2000, except for the last paragraph of Note 3 and Schedule G as to which the date is July 11, 2000

DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.
RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------


ASSETS                                                  1999            1998

INVESTMENTS, at fair value                         $ 34,805,113     $ 26,854,599

RECEIVABLES:
   Contributions receivable - employers                  26,299            7,159
   Contributions receivable - participants               81,099           16,441
   Accrued investment income                             21,798           16,382
                                                   ------------     ------------

           Total receivables                            129,196           39,982
                                                   ------------     ------------

NET ASSETS AVAILABLE FOR BENEFITS                  $ 34,934,309     $ 26,894,581
                                                   ============     ============


See notes to financial statements.

DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.
RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997
--------------------------------------------------------------------------------


                                         1999            1998            1997

ADDITIONS TO NET ASSETS:
   Contributions:
      Participants                   $ 4,617,030     $ 4,074,098     $ 3,297,054
      Employers                        1,397,349       1,150,353         913,923
      Rollovers                          535,322         355,852         438,383
                                     -----------     -----------     -----------
                                       6,549,701       5,580,303       4,649,360

   Investment income:
      Net appreciation in fair
         value of investments         3,793,322       1,448,709          978,555
      Interest and dividends            627,186       2,513,109        1,984,815
                                     ----------      ----------      -----------
                                      4,420,508       3,961,818        2,963,370
                                     ----------      ----------      -----------

           Total additions            10,970,209       9,542,121       7,612,730

DEDUCTIONS FROM NET ASSETS:
   Distributions to participants       2,861,190       1,947,315       1,494,658
   Administrative expenses                69,291          20,200          13,030
                                     -----------     -----------     -----------
           Total deductions            2,930,481       1,967,515       1,507,688
                                     -----------     -----------     -----------

NET INCREASE                           8,039,728       7,574,606       6,105,042

NET ASSETS AVAILABLE FOR
   BENEFITS:
   Beginning of year                  26,894,581      19,319,975      13,214,933
                                     -----------     -----------     -----------

   End of year                       $34,934,309     $26,894,581     $19,319,975
                                     ===========     ===========     ===========


See notes to financial statements.

DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.
RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997
--------------------------------------------------------------------------------


1.    PLAN DESCRIPTION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      The Dollar Thrifty Automotive Group, Inc. Retirement Savings Plan ("the Plan"), formerly Pentastar Services, Inc. Retirement Savings Plan is a defined contribution plan established for the benefit of eligible employees of Dollar Thrifty Automotive Group, Inc., Thrifty, Inc. and subsidiaries, and Dollar Rent A Car Systems, Inc. and subsidiaries, (collectively, the "Companies" or the "Employers"). All full-time employees of the Companies who have one year of service and have attained the age of 21 or older are eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

      The following description of the Plan is provided for general information purposes only. Participants should refer to the Plan's Summary Plan Description or the Plan Agreement for a more complete description of the Plan's provisions. The terms used herein are as defined in the Plan document.

      BASIS OF PRESENTATION - The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. BancOklahoma Trust Company ("BancOklahoma" or the "Trustee") holds and manages the assets of the Plan, maintains participant account records and makes distributions to Plan participants.

      PARTICIPANT CONTRIBUTIONS - Participants may make elective contributions, through payroll deductions, from 1% to 15% of their annual compensation, as defined in the plan document. Participants may direct the investment of all contributions in one or more investment funds.

      EMPLOYERS CONTRIBUTIONS - For each Plan year, the Employers contribute to the Plan matching contributions determined by the Employers at their discretion. The matching contributions can not exceed 5% of the participant's eligible compensation. During 1999, the employers approved the following changes to the matching contribution: in 2000, the matching contribution can not exceed 6% of the participant's eligible compensation, in 2001, the matching contribution can not exceed 6% of the participant's eligible compensation with one-third of the match being company stock and in 2002, the matching contribution can not exceed 6% of the participant's eligible compensation with one-half of the match being company stock.

      PARTICIPANT ACCOUNTS - Each participant's account is credited with the participant's contribution, the Employers' matching contribution and an allocation of the Plan's earnings based on units of participation, as defined in the plan documents. The benefit to which a participant is entitled is the vested portion of the amount credited to the participant's account.

      VESTING - Participants are fully vested in their voluntary contributions plus actual earnings thereon. Vesting in the Employers' contributions to their accounts and earnings thereon is at a rate of 20% for each completed year of service. However, upon retirement, death or disability, participants become fully vested in their accounts.

      WITHDRAWALS, LOANS AND BENEFIT PAYMENTS - Participants may withdraw amounts from the vested portion of their accounts for purposes that qualify as hardships under Section 401(k) of the Internal Revenue Code. Hardship withdrawals may not exceed the actual expense incurred or to be incurred by the participant on account of such hardship.

      Participants may obtain loans for a minimum of $1,000 from their accounts, subject to limitations as defined in the Plan document. Participant loans are evidenced by promissory notes, bear interest and are accounted for as investments by the Plan. Security for repayment of such loans consists of the vested portion of the participant's account.

      Upon termination of service, participants are entitled to receive either a lump-sum amount or installment payments equal to the value of the vested portion of the participant's account. Terminated participants, with vested account balances in excess of $5,000, may also elect to maintain their vested account balances within the Plan (no additional contributions are permitted) until retirement age is reached.

      FORFEITURES - Participants terminating employment prior to full vesting forfeit the nonvested portion of the Employers' matching contributions. Such forfeitures are applied to reduce subsequent contributions from the Employers or to reduce the Plan's administrative expenses. At December 31, 1999 and 1998, $133,995 and $153,252, respectively, of net assets available for benefits represented unallocated forfeitures. Such amounts are invested in the American Performance Cash Management Fund.

      INVESTMENT VALUATION AND INCOME RECOGNITION - The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Participant notes receivable are stated at estimated recoverable amounts.

      Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

      INVESTMENT OPTIONS - The following description of the Plan's investment options is for general purposes only. Participants should refer to the information provided by BancOklahoma for a more complete description of the Plan's investment options and their respective underlying investment vehicles and investment objectives. Participants can invest their contributions, Employers' matching contributions and rollovers in whole percentages in the following:

      o DREYFUS APPRECIATION FUND which invests in common stocks of U.S. and foreign companies. This investment option became available to Plan participants during February 1999.

      o    INVESCO  BALANCED FUND which invests in common stocks and  investment
           grade   fixed-income   securities.   This  investment  option  became
           available to Plan participants during February 1999.

      o SEI PRIME OBLIGATION CASH FUND which invests in short term money market instruments.

      o SEI BALANCED FUND which invests in money market funds, bonds and stocks. The fund is invested in the SEI Balanced Investment mutual fund managed by Sun Bank Capital Management of Florida. This fund was an investment option through February 1999.

      o SEI BOND INDEX FUND which invests in debt obligations issued or guaranteed by the U. S. government, foreign sovereign governments, municipalities or international agencies and investment-grade debt obligations issued by U.S. corporations.

      o SEI CAPITAL APPRECIATION FUND which invests in common stocks considered undervalued, fixed income securities and other types of equity securities. The fund utilizes the SEI Capital Appreciation Equity Fund managed by Sun Bank Capital Management of Florida. This fund was an investment option through February 1999.

      o SEI S&P 500 INDEX PORTFOLIO which invests in common stocks which comprise the S&P 500 index.

      o T. ROWE PRICE NEW HORIZONS FUND which invests in common stocks of small emerging growth companies.

      o TEMPLETON FOREIGN FUND which invests in stocks and debt securities of companies and governments outside of the U.S.

      o    COMPANY  STOCK  FUND  which  invests  in the  common  stock of Dollar
           Thrifty   Automotive   Group,  Inc.  This  investment  option  became
           available to Plan participants on September 1, 1999.

      PLAN ADMINISTRATION COSTS - Substantially all costs of Plan administration have been borne by the Companies, with the exception of $69,291, $20,200 and $13,030 in administrative expenses paid by the Plan from unallocated forfeitures in 1999, 1998 and 1997, respectively.

      BY FUND INFORMATION - The Plan has adopted Statement of Position 99-3, ACCOUNTING AND REPORTING OF CERTAIN DEFINED CONTRIBUTION PLAN INVESTMENTS AND OTHER DISCLOSURE MATTERS, which changes the required disclosures for plans with participant-directed investment programs. As a result, the by-fund disclosures of participant-directed investment programs are not presented.

      MANAGEMENT ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results may differ from those estimates.

      RECLASSIFICATIONS - Certain reclassifications have been made in the 1998 and 1997 financial statements to conform to the classifications used in 1999.

2.    INVESTMENTS

      The following table presents investments that represent five percent or more of the Plan's net assets:


                                            December 31, 1999                  December 31, 1998
                                      -------------------------------    -------------------------------
                                        Units, Shares                       Units, Shares
                                        or Principal        Fair            or Principal        Fair
                                           Amount           Value              Amount           Value
SEI S&P 500 Index Portfolio                  254,249     $ 11,568,347            212,378     $ 8,163,813
Dreyfus Appreciation Fund                    160,092        7,320,988             -               -
INVESCO Balanced Fund                        270,194        4,809,460             -               -
SEI Prime Obligation Cash Fund             3,387,131        3,387,131          2,867,877       2,867,877
T. Rowe Price New Horizons Fund              121,755        3,351,907            103,131       2,407,078
Participant loans                        $ 1,861,959        1,861,959        $ 1,548,826       1,548,826
SEI Capital Appreciation Fund                 -                -                 472,289       6,290,894
SEI Balanced Fund                             -                -                 283,048       3,620,186






      The fair value of investments is based on year-end closing prices and, as a result of current market conditions such values may have changed.

      During the years ended December 31, 1999, 1998 and 1997, the Plan's investments (including investments bought, sold, and held during the year) appreciated in fair value as determined by market quote as follows:



                                                                    December 31,
                                                     ---------------------------------------
                                                          1999          1998         1997

Registered investment companies                      $ 3,766,055    $ 1,448,709    $ 978,555
Common stock                                              27,267          -             -
                                                     -----------    -----------    ---------

   Net appreciation in fair value of investments     $ 3,793,322    $ 1,448,709    $ 978,555
                                                     ===========    ===========    =========


3.    TAX STATUS

      The Plan obtained its latest determination letter on January 3, 1995, in which the Internal Revenue Service ("IRS") stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. As such, they believe the Plan is qualified and the related trust is tax exempt; therefore, no provision for income taxes has been included in the Plan's financial statements.

      During 1999, a nonexempt prohibited transaction occurred which involved the submission of employee contributions to the Plan more than 15 business days following the end of the month in which the amounts were withheld from compensation. The necessary corrective actions were taken, including filing of the appropriate forms with the IRS in July 2000, and this transaction did not affect the tax-exempt status of the Plan. The nonexempt prohibited transaction is included in supplemental Schedule G - Schedule of Nonexempt Transactions.


4.    PLAN TERMINATION

      Although they have not expressed any intent to do so, the Employers have the right under the Plan Agreement to discontinue their contributions at any time and terminate the Plan subject to provisions of the Plan and ERISA. In the event of Plan termination, Plan funds would be used solely for the benefit of the participants and their beneficiaries, as prescribed by law.

                                     ******


DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.
RETIREMENT SAVINGS PLAN

SCHEDULE G - SCHEDULE OF NONEXEMPT TRANSACTIONS
YEAR ENDED DECEMBER 31, 1999
------------------------------------------------------------------------------------------------------------------------------------

                                            (c)
                    (b)          Description to transactions                             (g)
                Relationship      including maturity date,                             Expenses                (i)          (j)
      (a)      to plan, employer,    rate of interest,      (d)      (e)     (f)     incurred in      (h)    Current     Net gain or
 Identity of   or other party-      collateral, par or   Purchase  Selling  Lease  connection with  Cost of  value of  (loss)on each
party involved   in-interest          maturity value       price    price   rental   transaction     asset    asset     transaction


Dollar Thrifty  Plan Sponsor/    Participant contributions
Automotive      Plan             ($79,183) not deposited
Group, Inc.     Administrator    on a timely basis          N/A      N/A     N/A         N/A         N/A        N/A         N/A



DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.
RETIREMENT SAVINGS PLAN

SCHEDULE H LINE 4i
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
DECEMBER 31, 1999
------------------------------------------------------------------------------------------------------------------------------------


                                                                       (c)
                        (b)                             Description of Investment Including                                 (e)
              Identity of Issue, Borrower,          Maturity Date, Rate of Interest, Collateral,            (d)          Current
     (a)       Lessor or Similar Party                          Par or Maturity Value                       Cost           Value

      *    Bank of Oklahoma, N.A.                    American Performance Cash Management Fund,
                                                     133,995 units                                      $   133,995      $   133,995
           Dreyfus                                   Dreyfus Appreciation Fund, 160,092 units             6,867,798        7,320,988
           INVESCO Capital Management, Inc.          INVESCO Balanced Fund, 270,194 units                 4,401,475        4,809,460
           SEI Corporation                           SEI Prime Obligation Cash Fund, 3,387,131 units      3,387,131        3,387,131
           SEI Corporation                           SEI Bond Index Fund, 118,120 units                   1,228,383        1,183,564
           SEI Corporation                           SEI S&P 500 Index Portfolio, 254,249 units           7,706,637       11,568,347
           T. Rowe Price Investment Services, Inc.   T. Rowe Price New Horizons Fund, 121,755 units       2,813,651        3,351,907
           Templeton Mutual Funds                    Templeton Foreign Fund, 98,137 units                   972,834        1,101,099
      *    Dollar Thrifty Automotive Group, Inc.     Dollar Thrifty Automotive Group, Inc. Stock,
                                                     3,620 shares                                            83,263           86,663
                                                                                                         ----------       ----------

                                                                                                         27,595,167       32,943,154
      *    Plan participants                         Participant loans (1)                                1,861,959        1,861,959
                                                                                                         ----------       ----------

             Total investments                                                                          $29,457,126      $34,805,113
                                                                                                        ===========      ===========


      *    Issuer is a party-in-interest to the Plan.




(1) Individual participant loan balances are not separately disclosed because of the confidential nature of the loans and because participants are borrowing funds from their own vested accounts. Interest rates on the participant loans at December 31, 1999 range from 6.5% to 9.0% with maturities through October 2014.




DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.
RETIREMENT SAVINGS PLAN

SCHEDULE H LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1999
------------------------------------------------------------------------------------------------------------------------------------


                                                            (c)            (d)             (g)              (i)
                                                          Purchase       Selling           Cost          Net Gain
                                                           Price          Price          of Asset        or (Loss)
     (a)  IDENTITIES OF PARTIES INVOLVED -
             SEI Corporation
             Dreyfus
             INVESCO Capital Management, Inc.

          (b)  DESCRIPTION OF ASSETS:

          Single Transactions Involving
          an amount in excess of 5% of the
          current value of plan net assets
          at the beginning of the year
          ------------------------------------

          SEI Capital Appreciation Fund
             Sale                                   $     -          $ 6,481,195      $ 7,114,514      $ (633,319)

          SEI Balanced Fund
             Sale                                         -            3,706,055        3,792,172         (86,117)

          Dreyfus Appreciation Fund
             Purchase                                 6,481,195            -            6,481,195             -

          INVESCO Balanced Fund
             Purchase                                 3,706,055            -            3,706,055             -


                                   SIGNATURES
                                   ----------

      Pursuant to the requirements of the Securities Exchange Act of 1934, Dollar Thrifty Automotive Group, Inc., as Plan Administrator of the Dollar Thrifty Automotive Group, Inc. Retirement Savings Plan, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                       DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.
                                       RETIREMENT SAVINGS PLAN

                                       By: Dollar Thrifty Automotive Group, Inc.

Date: October 13, 2000                   By: /S/ STEVEN B. HILDEBRAND
                                         ---------------------------------
                                         Name:  Steven B. Hildebrand
                                         Title: Executive  Vice  President and
                                                Chief Financial Officer

                                INDEX TO EXHIBITS
                                -----------------


EXHIBIT NO.                          DESCRIPTION
-----------                          -----------


23.9 Consent of Deloitte & Touche LLP regarding Registration Statement on Form S-8, Registration No. 333-89189